FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 24, 2008

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Press release entitled, ” Dr. LJ Chen Appointed Chief Executive Officer of AUO”, dated October 24, 2008.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: October 24, 2008	By:	/s/ Max Cheng
		Name:	Max Cheng
		Title:	Chief Financial Officer

Item 1

News Release

Dr. LJ Chen Appointed Chief Executive Officer of AUO

Issued by: AU Optronics Corp.
Issued on: October 24, 2008
Hsinchu, Taiwan, October 24, 2008 –

AU Optronics Corp. ("AUO"or the "Company") (TAIEX: 2409; NYSE: AUO) today held a board meeting, and approved below resolutions. Starting January 1, 2009, Dr. LJ Chen will assume the position of President and Chief Executive Officer, and Mr. HB Chen will serve as Vice Chairman of the Board, and will no longer be CEO.

AUO has been implemented its Corporate Governance for years, and conducted several times of organization changes and job rotations.  The Company also believed that the structure of the top management team should be planned in advance and implemented in steps.  In line with that philosophy, Dr. LJ Chen was appointed President and Chief Operating Officer since last September.  Through his resolute leadership such as deploying “AUO Green Solutions”, AUO had already become a stronger company, and the management team had proven themselves ready to assume larger responsibilities for the future. Therefore, as original planned schedule, Dr. LJ Chen was promoted to the position of President and Chief Executive Officer, and expected to lead the Company to another new era.

Effective January 1, 2009, Mr. HB Chen will continue to dedicate his time and efforts to being the Vice Chairman of AUO, and also being the Chairman of Lextar Electronics Corporation as well as Welllypower Optronics Corporation respectively.  Mr. HB Chen will be responsible for the long-term business and strategy of AUO and its affiliated companies, and the relationship with business partners to enhance future competitiveness.  Mr. Chen has successfully accomplished a variety of organization changes and two major mergers since AUO’s establishment during the past 12 years. He also set a very good example at AUO for his generous experience sharing with successors.

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ABOUT AU OPTRONICS

AU Optronics Corp. (AUO) is the worldwide top 3 manufacturer* of thin film transistor liquid crystal display panels (TFT-LCD). AUO is able to provide customers a full range of panel sizes and comprehensive applications, offering TFT-LCD panels in sizes ranging from 1.5 inches to greater than 65 inches. AUO generated NT$480.2 billion (US$14.8 billion) in sales revenue in 2007 and now houses the staff of more than 42,000 employees throughout its global operations spreading across Taiwan, Mainland China, Japan, Singapore, South Korea, the U.S., and Europe. Additionally, AUO is the first pure TFT-LCD manufacturer to successfully list at the New York Stock Exchange (NYSE). For more information, please visit AUO.com.

* DisplaySearch 2Q2008 WW Large-Area TFT-LCD Shipment Report dated July 30, 2008.  This data is used as reference only and AUO does not make any endorsement or representation in connection therewith. 2007 year end revenue converted by an exchange rate of NTD32.43:USD1.

For more information, please contact:

Fiona Chiu	Yawen Hsiao
Corporate Communications Dept	Corporate Communications Dept.
AU Optronics Corp	AU Optronics Corp.
Tel: +886-3-5008899 ext 3206	+886-3-5008899 ext 3211
Fax: +886-3-5772730	+886-3-5772730
Email: fiona.chiu@auo.com	yawen.hsiao@auo.com